Edificio MAPFRE - Carretera de Pozuelo, 52 - 28220 Majadahonda **Madrid** España
T +34 915 81 11 00 - **F** +34 915 81 11 34

RECEIVED

MAPFRE

Madrid, 19 December 2007

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

08000045

SUPPL

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

PROCESSED
JAN 07 2008
THOMSON
FINANCIAL

Luigi Lubelli
Finance Director

Reg Merc de Madrid, Tomo 307, Libro 0, Folio 94, Sección 8, Hoja M-6152 CIF A-08/055741

PRESS RELEASE




MAPFRE

MAPFRE AND CATTOLICA WILL NOT DEVELOP THE MAPFRE CATTOLICA AUTO PROJECT

Both entities will study new ways of collaboration in the Italian market

Notice is hereby given that MAPFRE and CATTOLICA will not develop the planned joint venture MAPFRE CATTOLICA AUTO, which has not received the mandatory authorisation from ISVAP, due to the differences arising with respect to the terms of the management sharing in the new company, and the planned collaboration of CATTOLICA´s network.

MAPFRE and CATTOLICA, which have a long track record of good institutional relationships, will conduct additional studies to identify new areas and ways of collaboration, both at an industrial and institutional level.

In this context, MAPFRE, which reduces its committed investment by €473 million assigned to the planned MAPFRE CATTOLICA project, has the intention of maintaining its 8.5% stake in CATTOLICA.

14th November 2007, Madrid

For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone +34 91 581 8196 or +34 91 587 4653, fax +34 91 581 8382, e-mail susanadiaz@mapfre.com; joaquinhernandez@mapfre.com).

PRESS RELEASE



MAPFRE

CONTINUATION OF THE ALLIANCE BETWEEN CATTOLICA AND MAPFRE

The Chairmen of MAPFRE, José Manuel Martínez, and CATTOLICA, Paolo Bedoni, have held a meeting in Madrid. In said meeting, the Chairmen have confirmed their willingness to maintain and develop further their good collaborative relationship, and in particular to:

- Continue the exchanges in reinsurance between CATTOLICA and MAPFRE RE, the latter being one of CATTOLICA's main reinsurers.

- Develop a new field of collaboration in the Assistance line, where CATTOLICA will entrust MAPFRE ASISTENCIA with providing services for its motor insurance and household insurance customers.

- Continue studying other possible fields of collaboration.

November 23th 2007, Madrid

For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone +34 91 581 81 96, fax +34 91 581 83 82, e-mail susanadiaz@mapfre.com)

PRESS RELEASE




MAPFRE

MAPFRE RANKS AMONG THE THREE LARGEST INSURANCE GROUPS IN LATIN AMERICA AND REMAINS THE LEADING NON-LIFE INSURER

FUNDACIÓN MAPFRE publishes the 2006 ranking of insurance groups operating in the region

MAPFRE, at the close of 2006, was ranked as the third largest insurance group in Latin America, according to a report published by FUNDACIÓN MAPFRE, which analyses the business development of the 25 largest insurance groups in the region. MAPFRE, which also ranked as the largest Non-life insurer for the second consecutive year and as the second largest multinational insurance company, according to the respective rankings, had an overall market share of 4.5%, equal to that of the company that precedes it in the ranking.

The positive development of MAPFRE's business in the region allowed the Group to improve significantly its leading position in the Latin American countries, as well as to move up in the overall ranking by one position. MAPFRE, at the close of the year, recorded a faster growth rate than the sector as a whole, increasing its premiums volume in the region by 26.4%, and also grew above the average for the 25 largest groups, whose business volumes went up by 22.1%. The Group recorded in these countries a direct insurance business volume of €2,424 million, with a Non-life market share of 6.2% and above-average growth rates in Life assurance.

MAPFRE's leading position in Latin American direct insurance is a result of the efforts started in 1984, which have turned the Group into one of the largest foreign insurers by volume of investments in the region. MAPFRE is present in 19 Latin American countries and has one of the largest distribution networks of any financial entity in the area. At the end of 2006, the Group had 1,655 branches in Latin America and is currently carrying out a territorial expansion plan that will allow it to reach 2,000 branches by 2008.

The ranking published by FUNDACIÓN MAPFRE was prepared using the figures released by the Supervisory Authorities of the various countries and includes comments about the main corporate operations that took place in the insurance sector in these countries.


MAPFRE

The rankings can be found in the attached document and in the publications of "Instituto de Ciencias del Seguro de FUNDACIÓN MAPFRE" (The Insurance Sciences Institute of FUNDACIÓN MAPFRE).

November 28th 2007, Madrid

For more information please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone +34 91 581 81 96 or +34 91 587 46 53, fax +34 91 581 83 82, e-mail susanadiaz@mapfre.com


MAPFRE

Luigi Lubelli
Finance Director

SG Conference
"The Premium Review"
Paris – Palais Brongniart
5th December 2007

Nº 2007 - 34

A snapshot of MAPFRE

An overview of the acquisition of Commerce

Brief summary of 9 months 2007 results




MAPFRE

MAPFRE at a glance

- MAPFRE is an independent Spanish group which carries out activities in the fields of insurance, reinsurance and services primarily in Spain, Europe and the Americas.

- It has a direct presence in 40 countries across various business lines, which has consistently provided increasing and diversified results:
  - Spain's leading insurance group, with the strongest brand name, the widest distribution network and market shares of 17.4% in Non-Life insurance premiums and 8.3% in Life assurance premiums (2006 figures);
  - Largest Non-life insurer in Latin America, with a 6.2% market share, and 3rd largest overall, with a 4.5% market share (2006 figures).

- Recently announced acquisitions will further increase the level of diversification and consolidate MAPFRE's position as a Top 10 Non-life insurer in Europe.

- At year-end 2006, MAPFRE recorded premium volume of €10.9 bn, third-party funds under management of €20.5 bn and a pretax profit of €1.2 bn.




MAPFRE

Breakdown of premiums and profits by business line – 9M 07

Premiums[1]

Life (Abroad) 5.0%
Reinsurance 12.2%
Life (Spain) 17.4%
Non-Life (Abroad) 20.9%
Non-Life (Spain) 44.4%

€9,367.7 million

+11.8%

Profits[2]

Life (Abroad) 1.4%
Other 0.3%
Life (Spain) 10.4%
Reinsurance 12.1%
Non-Life (Abroad) 12.9%
Non-Life (Spain) 62.8%

€505.2 million

+10.6%

(1) Aggregated figures for MAPFRE
(2) Result after tax and minority interests. Consolidated figures for MAPFRE




MAPFRE

Growth drivers

- Top line:
  - Expansion of business in comparatively faster-growing and underpenetrated areas.
  - Integration and development of product portfolio in new acquisitions and JVs.
  - Enhanced cross-selling of retail Non-life products.
  - Expansion of the distribution network.
- Bottom line:
  - Integration of new acquisitions and JVs.
  - Efficiency improvement initiatives in Spain.
  - Higher productivity and larger network in Latin America.




MAPFRE

External growth

- MAPFRE has recently announced an agreement to acquire US insurer Commerce Group, Inc. ("Commerce"). Once completed, this will be the largest investment in the Group's history.

- The acquisition of Commerce is in addition to a series of acquisitions, JVs and agreements announced over the last twelve months, which have considerably enhanced MAPFRE's global reach and competitive position.

- MAPFRE INTERNATIONAL will now focus on consolidating its new business activities.

- Additional bancassurance JVs and acquisitions are possible in those countries were MAPFRE already has a presence, if:
  - They increase MAPFRE's exposure to unexploited or underdeveloped market segments
  - Their growth and profitability can be enhanced by MAPFRE's expertise.
  - They are expected to become accretive or value-additive within a short period.




MAPFRE

Cancellation of the planned joint venture with Cattolica

- MAPFRE and Cattolica will no longer set up the planned joint venture MAPFRE CATTOLICA AUTO, which has not received the mandatory authorisation from ISVAP (Italy's insurance supervisor), due to the lack of agreement on the terms of shared management in the new company and the planned collaboration of Cattolica's network

- MAPFRE and Cattolica, which have a long track record of good institutional relationships, will conduct additional studies to identify new areas and ways of collaboration, both at an industrial and institutional level.

- The cancellation of the joint venture reduces MAPFRE's investment commitments by €473 million.

- MAPFRE intends to maintain its 8.5% stake in Cattolica.




MAPFRE

Organisational chart


MAPFRE S.A.
51%
MAPFRE - CAJA MADRID HOLDING
MAPFRE VIDA
MAPFRE INVERSION
MAPFRE VIDA
PENSIONES
100%
30%
GESMADRID
CAJA MADRID
BOLSA
CAJA MADRID
PENSIONES
100%
MAPFRE
SEGUROS
GENERALES
MAPFRE
AUTO-
MÓVILES
100%
100%
MAPFRE
CAJA
SALUD
MAPFRE
AGRO-
PECUARIA
100%
FAMILY
DIVISION
100%
MAPFRE
EMPRESAS
100%
MAPFRE
CAUCIÓN Y
CRÉDITO
100%
MAPFRE
INMUEBLES
57%
MAPFRE
QUAVITAE
49%
BANCO DE
SERVICIOS
FINANCIEROS
CAJA MADRID
MAPFRE
89%
MAPFRE
AMÉRICA
MAPFRE
AMÉRICA
VIDA
88%
100%
MAPFRE
INTER-
NACIONAL
MAPFRE
SEGUROS
GERAIS
100%
INTERNATIONAL DIRECT
INSURANCE DIVISION
88%
MAPFRE RE
100%
MAPFRE
ASISTENCIA
DOMESTIC BUSINESSES
INTERNATIONAL BUSINESSES




MAPFRE

A snapshot of MAPFRE

An overview of the acquisition of Commerce

Brief summary of 9 months 2007 results




MAPFRE

Profile of Commerce

- Commerce began operating in 1971. Today it focuses on writing personal automobile insurance and other property and casualty lines, which it distributes primarily through independent agents
- Since 1990, it is the largest and most profitable personal auto writer in Massachusetts. It ranks as the 20th largest company nationwide in this line
- Its operations are rated 'A+ (Superior)' by A.M. Best, 'A2' by Moody's and 'A' by S&P

'06 Breakdown of written and accepted premiums


Other
8%
Commercial Auto
Liability
4%
Homeowners
9%
Private Passenger
Auto Liability
50%
Auto Physical
Damage
29%

	Written and accepted premiums	% of Total
Massachusetts	$1.72B	88%
Outside Massachusetts	0.23	12%
Total	**$1.96B**	




MAPFRE

Commerce: a strong business profile

- Leading position in motor insurance in Massachusetts.
- Licenses in 50 states.
- Large network of independent agents, strongly loyal to the company.
- Strategic relationship with numerous American Automobile Association (AAA) clubs.
- Quality operations and consistent underwriting profits.
- Low-cost structure, high degree of centralisation and unsurpassed economies of scale.
- Recurring investment yields from a high-quality investment portfolio.
- Experienced management team with proven track record.



Commerce: leading competitive position in Massachusetts

	Personal Auto		Homeowners		Commercial Auto	
	Rank	% of market	Rank	% of market	Rank	% of market
Commerce Group	**1**	**31.5%**	**1**	**9.8%**	**2**	**12.7%**
Safety Group	2	11.2%	11	3.2%	3	11.0%
Arbella Insurance Group	3	9.6%	7	5.2%	4	10.5%
Liberty Mutual Insurance Companies	4	7.7%	5	6.7%	9	3.6%
MetLife Auto & Home Group	5	7.1%	10	3.2%	---	---
Travelers Insurance Companies	6	7.0%	3	8.2%	1	13.5%
Plymouth Rock Companies	7	6.1%	16	2.1%	6	6.0%
Amica Mutual Group	8	3.6%	13	3.0%	44	0.1%
Hanover Insurance Group P&C Companies	9	3.6%	9	3.3%	5	7.9%
White Mountains Insurance Group	10	2.9%	14	2.6%	8	3.8%
Allstate Insurance Group	11	2.3%	27	1.1%	---	---
USAA Group	12	2.1%	15	2.5%	---	---
Quincy Mutual Group	13	1.4%	6	5.9%	36	0.2%
Main Street America Group	14	1.3%	21	1.5%	16	1.4%

Source: A.M. Best (2006)




MAPFRE

Commerce: strong underwriting track record


98.9%
96.9%
98.7%
98.6%
96.9%
99.1%
99.3%
96.3%
87.8%
87.3%
89.1%


-87.8
-83.8
-61.4
-39.9
-42.4
-35.3
-14.4
-25.2
-57.0
-61.4
-43.7
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Additions to (reductions in) reserves for earlier losses ($ million)
Combined ratio




MAPFRE

Commerce: strong profitability and cash generation

- Commerce has consistently recorded above-industry-average returns and substantial cash generation on the back of its recurring positive underwriting results and strong net financial income.

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
ROE (excluding AOCI and realised gains)	14.4%	13.8%	14.1%	12.3%	16.0%	12.4%	11.2%	13.8%	20.4%	18.9%	16.4%
Cash flow from operations as a % of net premiums written	16.6%	10.8%	8.8%	13.7%	14.7%	9.8%	17.4%	16.6%	18.9%	17.9%	18.8%




MAPFRE

Commerce development within the MAPFRE Group

- Upon completion, MAPFRE would retain Commerce's management team and together both groups would design a cautious growth strategy, which would initially focus on:
  - Business expansion in and outside of Massachusetts.
  - Design of dedicated products and services for the Hispanic community.
  - The deployment of MAPFRE's expertise in personal lines products, IT and in reinsurance .
  - Cost savings from discontinuation of listing (estimated at about $7mn/year).
- Commerce's operations will remain in Massachusetts.




MAPFRE

Financial impact: value creation for MAPFRE shareholders

- MAPFRE is offering to acquire all shares of Commerce at a price of $36.70 each, paid entirely in cash, implying:
  - A total consideration of $2,207mn (€1,538mn).
  - Multiples of 13.1x 2008 expected earnings (First Call consensus) and 1.65x book value (Q3 '07).
  - A premium to market of 17.9% vs. 30th October's closing price, 22.5% vs. the 30-day average and of 20.4% vs. the 3-month average.
- The Board of Commerce deems the offer to be fair and will recommend the transaction to its shareholders.
- The acquisition will be funded initially through a bridge loan. Long-term funding expected to come from an equity capital raising of €500mn, the issuance of hybrid debt of up to €800mn and internal resources.
- The transaction will be immediately EPS accretive (€ 0.007 in 2008 and € 0.008 in 2009).
- Completion is subject to the relevant regulatory authorisations and to the requisite approval by the holders of at least two-thirds of Commerce's common stock. Once approved, it will be carried out through the merger of a subsidiary of MAPFRE with Commerce, under U.S. regulations.




MAPFRE

A snapshot of MAPFRE

An overview of the acquisition of Commerce

Brief summary of 9 months 2007 results




MAPFRE

9M 2007 results: continued strong performance[1]

- Total operating revenues reached €11,371.9 million, an increase of 10.8%.
- Gross written and accepted premiums amounted to €9,367.7 million, an 11.8% rise.
- Funds under management in Life and Savings products amounted to €23,265.5 million, representing an increase of 15.6% (21% excluding the effect of shadow accounting adjustments);
- The Non-life combined ratio was 92.9% (94.0% in the first nine months of 2006).
- Results after tax and minority interests amounted to €505.2 million, a rise of 10.6% versus the same period of the previous year.
- The ROE stood at 16.1% (16.1% as at 31.12.2006).

1) In this document the accounting information for MAPFRE for the first nine months of 2007 is compared with the pro forma figures for the first nine months of 2006, which comprise all the activities that were included in its scope of consolidation in January 2007.



MAPFRE

Summarised breakdown of results

NON-LIFE INSURANCE AND REINSURANCE	9M 2007	9M 2006[1]	Var.% 07/06
Gross written and accepted premiums	7,058.8	6,685.0	5.6%
Technical Result	399.9	315.1	26.9%
Net fin'l. income and other non-technical income and expenses	387.2	395.8	-2.2%
Technical-financial result of the Non-life business	**787.1**	**710.9**	**10.7%**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,308.9	1,693.9	36.3%
Technical-financial result of the Life business	**146.9**	**120.1**	**22.3%**
Results from other business activities	**26.4**	**35.9**	**-26.5%**
Result before tax and minority interests	**960.4**	**866.9**	**10.8%**
Taxes	-290.1	-272.6	6.4%
Result after tax	**670.3**	**594.3**	**12.8%**
Result attributable to minority interests	-165.1	-137.7	19.9%
Result after tax and minority interests	**505.2**	**456.6**	**10.6%**
Non-life loss ratio [2]	68.9%	70.5%	
Non-life expense ratio [2]	24.0%	23.5%	
Non-life combined ratio [2]	92.9%	94.0%	

Million Euros

1) The figures for the first nine months of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE, which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first nine months of 2006 and the financial statements for the same period of those companies which were included in its scope of consolidation in January 2007.

2) Ratios calculated over net premiums earned.




MAPFRE

Drivers of 2007 results to 30.09.2007

- Gross written and accepted premiums grew 11.8% to €9,367.7 million, reflecting:
  - Spain Non-life (+3.4%): virtual stability in Motor (-0.7%) and growth in Non-Motor lines (+6.5%).
  - Spain Life: strong 36.2% increase, coming primarily from the Life – Savings busines.
  - Abroad: sustained expansion in direct insurance (+14.5% in Non-life and +28% in Life), driven primarily by Brazil and Mexico.
  - Reinsurance: +10.3% increase, thanks to good business development, especially in Latin America, the USA and Asia.

- The combined ratio decreased 1.1 p.p., due primarily to a significant decline of the loss ratio in Motor insurance in Spain, in Latin America and in Commercial insurance.

- The net financial income decreased slightly because of: lower gains from the realisation of real estate investments in the Motor business in Spain; the reduction in the value of hedging swaps in the Life business in Spain stemming from the rise in interest rates; and larger financial expenses arising from the increase in debt levels.

- Taxes grew at a slower rate than the gross result, due mainly to the reduction in the corporate tax rate in Spain to 32.5% (35% in 2006).

- The result attributable to minority interests grew faster than the result after tax, due to the 18.1% increase in results after tax at MAPFRE – CAJA MADRID HOLDING.



MAPFRE

Sustained improvement in quarterly combined ratios



95.6%
96.7%
94.7%
94.0%
93.9%
93.0%
92.5%
92.9%
31.12.2005
31.03.2006
30.06.2006
30.09.2006
31.12.2006
31.03.2007
30.06.2007
30.09.2007



MAPFRE

Growing quarterly EPS



+8.8%
+14.1%
+8.7%
+10.6%
6.8
7.4
6.4
7.3
6.9
7.5
20.1
22.2
Q1
Q2
Q3
Cumulative
2006
2007

Euro Cents




MAPFRE

Interim dividend

- The Board of Directors has resolved to pay, from 8th November 2007 onwards, an interim dividend of €0.06 gross per share, against the results of fiscal year 2007. Therefore, the total dividends to be paid in the year will amount to €0.11 gross per share, representing an increase of 57.1% with respect the amounts paid out in 2006.




MAPFRE

Thank you!

Luigi Lubelli
Finance Director

SG Conference
"The Premium Review"
Paris – Palais Brongniart
5th December 2007

Investor Relations Department

Luigi Lubelli
Finance Director
+34-91-581-6071

Jesús Amadori Carrillo
+34-91-581-2086

Alberto Fernández-Sanguino
+34-91-581-2255

Beatriz Izard Pereda
+34-91-581-2061

Antonio Triguero Sánchez
+34-91-581-5211

Marisa Godino Alvarez
Assistant
+34-91-581-2985

MAPFRE S.A.
Investor Relations Department
Carretera de Pozuelo, 52
28220 Majadahonda
relacionesconinversores@mapfre.com


MAPFRE

Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic environment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life insurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE does not undertake to update or revise periodically the content of this document.


END

